Richardson Electronics, Ltd. 10-Q

Exhibit 99.1

Press Release

For Immediate Release
For Details Contact:		40W267 Keslinger Road
Edward J. Richardson	Robert J. Ben	PO BOX 393
Chairman and CEO	EVP & CFO	LaFox, IL 60147-0393 USA
Phone: (630) 208-2205	(630) 208-2203	(630) 208-2200 | Fax: (630) 208-2550

RICHARDSON ELECTRONICS REPORTS SECOND QUARTER FISCAL 2017 RESULTS
AND DECLARES QUARTERLY CASH DIVIDEND

LaFox, IL, January 4, 2017: Richardson Electronics, Ltd. (NASDAQ: RELL) today reported financial results for its second quarter ended November 26, 2016. The Company also announced that its Board of Directors declared a $0.06 per share quarterly cash dividend.

Second Quarter Results

Net sales for the second quarter of fiscal 2017 were $33.8 million, nearly flat compared to net sales of $34.1 million in the prior year’s second quarter. A sales decrease of $0.5 million for Canvys, primarily due to declines in demand from key OEMs relating to market conditions, was partially offset by increases of $0.1 million in both PMT and Richardson Healthcare.

Gross margin increased to $11.0 million, or 32.4% of net sales during the second quarter of fiscal 2017, compared to $10.4 million, or 30.6% of net sales during the second quarter of fiscal 2016. Margin improved as a percent of net sales primarily due to higher PMT and Canvys margins as a result of an improved product mix. In addition, the Canvys margin benefitted from cost reductions on selected products sold.

Operating expenses increased to $13.4 million for the second quarter of fiscal 2017, compared to $13.2 million for the second quarter of fiscal 2016. The increase was due to $1.3 million in severance expense associated with the reduction in work force during the second quarter of fiscal 2017, mostly offset by reduced salary, benefits and incentive compensation expenses. In addition, IT expenses were lower than in the second quarter of fiscal 2016.

As a result, operating loss for the second quarter of fiscal 2017 was $2.4 million, compared to an operating loss of $2.5 million in the prior year’s second quarter. However, excluding the $1.3 million severance expense, the operating loss would have been $1.1 million for the second quarter of fiscal 2017.

Other income for the second quarter of fiscal 2017, including foreign exchange, was $0.2 million, compared to $0.5 million in the second quarter of fiscal 2016.

The income tax provision of $0.3 million during the second quarter of fiscal 2017 reflects a provision for foreign income taxes and no U.S. tax benefit due to the valuation allowance recorded against the net operating loss.

Net loss for the second quarter of fiscal 2017 was $2.5 million, compared to a net loss of $2.3 million in the second quarter of 2016.

FINANCIAL SUMMARY – SIX MONTHS ENDED NOVEMBER 26, 2016

●	Net sales for the first six months of fiscal 2017 were $67.2 million, a decrease of 5.6%, compared to net sales of $71.2 million during the first six months of fiscal 2016. Sales decreased by $1.7 million for PMT and $2.5 million for Canvys, primarily due to declines in demand from key customers relating to market conditions.

●	Gross margin decreased to $21.2 million during the first six months of fiscal 2017, compared to $21.7 million during the first six months of fiscal 2016. However, as a percentage of net sales, gross margin increased to 31.6% of net sales during the first six months of fiscal 2017, compared to 30.5% of net sales during the first six months of fiscal 2016.

●	Operating expenses increased to $25.7 million for the first six months of fiscal 2017, compared to $25.5 million for the first six months of fiscal 2016. The increase was due to the $1.3 million in severance expense associated with the reduction in work force during the second quarter of fiscal 2017, mostly offset by reduced salary, benefits and incentive compensation expenses. In addition, IT expenses were lower than the first six months of fiscal 2016.

●	Operating loss during the first six months of fiscal 2017 was $4.5 million, compared to an operating loss of $3.5 million during the first six months of fiscal 2016. After excluding the severance expense of $1.3 million, the operating loss would have been $3.2 million for the first six months of fiscal year 2017.

●	Other expense for the first six months of fiscal 2017, including foreign exchange, was less than $0.1 million, compared to other income of $0.5 million for the first six months of fiscal 2016.

●	The income tax provision of $0.8 million for the first six months of fiscal 2017 reflects a provision for foreign income taxes, an estimate for additional tax due from an audit in France and no U.S. tax benefit due to the valuation allowance recorded against the net operating loss.

●	Net loss for the first six months of fiscal 2017 was $5.4 million, compared to a net loss of $3.7 million during the first six months of fiscal 2016.

CASH DIVIDEND

The Company also announced today that its Board of Directors declared a $0.06 quarterly dividend per share to holders of common stock and a $0.054 cash dividend per share to holders of Class B common stock. The dividend will be payable on February 24, 2017, to common stockholders of record on February 7, 2017.

Cash and investments at the end of the second quarter of fiscal 2017 were $62.8 million compared to $70.5 million at the end of the fourth quarter of fiscal 2016. During the second quarter of fiscal 2017, the Company did not repurchase any shares of its common stock under the existing share repurchase authorization. Since the sale of RFPD, the Company has spent $65.6 million on share repurchases, nearly $20 million on acquisitions, more than $18 million on dividends and $5.1 million on purchases of Richardson Healthcare equipment. Currently, there are 10.7 million outstanding shares of common stock and 2.1 million outstanding shares of Class B common stock.

OUTLOOK

“While we are disappointed with flat net sales in the second quarter of fiscal 2017 as compared to the second quarter of fiscal 2016, we are pleased with the significantly higher gross margin and the substantially lower operating expenses after excluding the $1.3 million in severance expense that was incurred in the second quarter of fiscal year 2017,” said Edward J. Richardson, Chairman, Chief Executive Officer, and President. “We are beginning to see revenue growth in our Power Management Technologies group and we are making good progress in CT Tube development. We are focused on increasing net sales in all of our businesses and continue to make progress on additional initiatives to permanently take cost out of the organization, improve cash flow, and return the Company to profitability,” Mr. Richardson concluded.

CONFERENCE CALL INFORMATION

On Thursday, January 5, 2017, at 9:00 a.m. CST, Edward J. Richardson, Chairman and Chief Executive Officer, and Robert J. Ben, Chief Financial Officer, will host a conference call to discuss the Company’s second quarter results for fiscal 2017. A question and answer session will be included as part of the call’s agenda. To listen to the call, please dial (888) 419-5570 and enter passcode 96522530 approximately five minutes prior to the start of the call. A replay of the call will be available beginning at 12:00 a.m. CST on January 6, 2017, for seven days. The telephone numbers for the replay are (USA) (888) 286-8010 and (International) (617) 801-6888; passcode 66294883.

FORWARD-LOOKING STATEMENTS

This release includes certain “forward-looking” statements as defined by the Securities and Exchange Commission. Statements in this press release regarding the Company’s business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company’s Annual Report on Form 10-K filed on July 29, 2016. The Company assumes no responsibility to update the “forward-looking” statements in this release as a result of new information, future events, or otherwise.

ABOUT RICHARDSON ELECTRONICS, LTD.

Richardson Electronics, Ltd. is a leading global provider of engineered solutions, power grid and microwave tubes and related consumables; power conversion and RF and microwave components; high value displays, flat panel detector solutions and replacement parts for diagnostic imaging equipment; and customized display solutions. We serve customers in the alternative energy, healthcare, aviation, broadcast, communications, industrial, marine, medical, military, scientific and semiconductor markets. The Company’s strategy is to provide specialized technical expertise and “engineered solutions” based on our core engineering and manufacturing capabilities. The Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, logistics, and aftermarket technical service and repair through its global infrastructure. More information is available at www.rell.com.

Richardson Electronics common stock trades on the NASDAQ Global Select Market under the ticker symbol RELL.

Richardson Electronics, Ltd.
Consolidated Balance Sheets
(in thousands, except per share amounts)

	Unaudited	Audited
	November 26, 2016	May 28, 2016
Assets
Current assets:
Cash and cash equivalents	$54,111	$60,454
Accounts receivable, less allowance of $379 and $364	20,480	24,928
Inventories, net	43,078	45,422
Prepaid expenses and other assets	2,727	1,758
Deferred income taxes	—	1,078
Income tax receivable	22	17
Investments - current	6,307	2,268
Total current assets	126,725	135,925
Non-current assets:
Property, plant and equipment, net	15,085	12,986
Goodwill	6,332	6,332
Intangible assets, net	3,618	3,818
Non-current deferred income taxes	1,301	1,270
Investments - non-current	2,343	7,799
Total non-current assets	28,679	32,205
Total assets	$155,404	$168,130
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	11,507	14,896
Accrued liabilities	9,838	9,135
Total current liabilities	21,345	24,031
Non-current liabilities:
Non-current deferred income tax liabilities	158	1,457
Other non-current liabilities	1,065	967
Total non-current liabilities	1,223	2,424
Total liabilities	22,568	26,455
Stockholders’ equity
Common stock, $0.05 par value; issued and outstanding 10,703 shares at November 26, 2016, and at May 28, 2016	535	535
Class B common stock, convertible, $0.05 par value; issued and outstanding 2,141 shares at November 26, 2016, and at May 28, 2016	107	107
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	59,248	58,969
Common stock in treasury, at cost, no shares at November 26, 2016, and at May 28, 2016	—	—
Retained earnings	72,405	79,292
Accumulated other comprehensive income	541	2,772
Total stockholders’ equity	132,836	141,675
Total liabilities and stockholders’ equity	$155,404	$168,130

Richardson Electronics, Ltd.
Unaudited Consolidated Statements of Comprehensive Loss
(in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	November 26, 2016	November 28, 2015	November 26, 2016	November 28, 2015
Statements of Comprehensive Loss
Net sales	$33,827	$34,086	$67,200	$71,157
Cost of sales	22,863	23,651	45,996	49,460
Gross profit	10,964	10,435	21,204	21,697
Selling, general, and administrative expenses	13,368	13,200	25,695	25,467
Gain on disposal of assets	—	(243)	—	(244)
Operating loss	(2,404)	(2,522)	(4,491)	(3,526)
Other (income) expense:
Investment/interest income	(51)	(111)	(62)	(302)
Foreign exchange (gain) loss	(181)	(339)	97	(157)
Other, net	17	(49)	16	(13)
Total other (income) expense	(215)	(499)	51	(472)
Loss before income taxes	(2,189)	(2,023)	(4,542)	(3,054)
Income tax provision	333	263	830	631
Net loss	(2,522)	(2,286)	(5,372)	(3,685)
Foreign currency translation loss, net of tax	(2,623)	(1,649)	(2,244)	(2,152)
Fair value adjustments on investments gain (loss)	6	28	13	(32)
Comprehensive loss	$(5,139)	$(3,907)	$(7,603)	$(5,869)
Loss per share:
Common shares - Basic	$(0.20)	$(0.18)	$(0.43)	$(0.28)
Class B common shares - Basic	$(0.18)	$(0.16)	$(0.38)	$(0.25)
Common shares - Diluted	$(0.20)	$(0.18)	$(0.43)	$(0.28)
Class B common shares - Diluted	$(0.18)	$(0.16)	$(0.38)	$(0.25)
Weighted average number of shares:
Common shares - Basic	10,703	10,742	10,703	11,114
Class B common shares - Basic	2,141	2,141	2,141	2,141
Common shares - Diluted	10,703	10,742	10,703	11,114
Class B common shares - Diluted	2,141	2,141	2,141	2,141
Dividends per common share	$0.060	$0.060	$0.120	$0.120
Dividends per Class B common share	$0.054	$0.054	$0.108	$0.108

Richardson Electronics, Ltd.
Unaudited Consolidated Statements of Cash Flows
(in thousands)

	Three Months Ended		Six Months Ended
	November 26, 2016	November 28, 2015	November 26, 2016	November 28, 2015
Operating activities:
Net loss	$(2,522)	$(2,286)	$(5,372)	$(3,685)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	602	797	1,317	1,282
(Gain) loss on sale of investments	8	(8)	6	(19)
Gain on disposal of assets	—	(243)	—	(244)
Share-based compensation expense	176	225	279	315
Deferred income taxes	(151)	254	(309)	255
Change in assets and liabilities, net of effect of acquired business:
Accounts receivable	379	2,554	3,934	29
Income tax receivable	8	116	(5)	664
Inventories	1,181	(2,879)	1,592	(3,472)
Prepaid expenses and other assets	(1,082)	137	(1,041)	(444)
Accounts payable	(883)	(469)	(3,221)	(1,990)
Accrued liabilities	2,006	(396)	862	(1,200)
Non-current deferred income tax liabilities	—	(228)	—	—
Long-term liabilities-accrued pension	—	—	—	(465)
Other	13	96	18	131
Net cash used in operating activities	(265)	(2,330)	(1,940)	(8,843)
Investing activities:
Cash consideration paid for acquired business	—	—	—	(12,209)
Capital expenditures	(1,235)	(792)	(3,299)	(1,776)
Proceeds from sale of assets	—	402	—	402
Proceeds from maturity of investments	2,117	7,234	3,582	25,584
Purchases of investments	(2,136)	(2,151)	(2,136)	(2,151)
Proceeds from sales of available-for-sale securities	59	44	147	144
Purchases of available-for-sale securities	(59)	(44)	(147)	(144)
Other	(3)	(28)	(6)	32
Net cash (used in) provided by investing activities	(1,257)	4,665	(1,859)	9,882
Financing activities:
Repurchase of common stock	—	(1,707)	—	(5,015)
Proceeds from issuance of common stock	—	121	—	121
Cash dividends paid	(757)	(757)	(1,515)	(1,563)
Other	—	—	—	(4)
Net cash used in financing activities	(757)	(2,343)	(1,515)	(6,461)
Effect of exchange rate changes on cash and cash equivalents	(1,098)	(555)	(1,029)	(1,250)
Decrease in cash and cash equivalents	(3,377)	(563)	(6,343)	(6,672)
Cash and cash equivalents at beginning of period	57,488	68,426	60,454	74,535
Cash and cash equivalents at end of period	$54,111	$67,863	$54,111	$67,863

Richardson Electronics, Ltd.
Net Sales and Gross Profit
For the Second Quarter and First Six Months of Fiscal 2017 and Fiscal 2016
(in thousands)

By Strategic Business Unit:

Net Sales	Q2 FY 2017	Q2 FY 2016	% Change
PMT	$25,229	$25,162	0.3%
Canvys	5,439	5,902	-7.8%
Healthcare	3,159	3,022	4.5%
Total	$33,827	$34,086	-0.8%

	YTD FY 2017	YTD FY 2016	% Change
PMT	$50,610	$52,357	-3.3%
Canvys	10,059	12,583	-20.1%
Healthcare	6,531	6,217	5.1%
Total	$67,200	$71,157	-5.6%

Gross Profit	Q2 FY 2017	% of Net Sales	Q2 FY 2016	% of Net Sales
PMT	$8,273	32.8%	$7,515	29.9%
Canvys	1,543	28.4%	1,526	25.9%
Healthcare	1,148	36.3%	1,394	46.1%
Total	$10,964	32.4%	$10,435	30.6%

Gross Profit	YTD FY 2017	% of Net Sales	YTD FY 2016	% of Net Sales
PMT	$15,728	31.1%	$15,653	29.9%
Canvys	2,891	28.7%	3,235	25.7%
Healthcare	2,585	39.6%	2,809	45.2%
Total	$21,204	31.6%	$21,697	30.5%